News

FOR IMMEDIATE RELEASE
BMO Financial Group Announces Agreement to Acquire the Diners Club North American Franchise From Citigroup
Gives BMO exclusive rights to issue Diners Club cards in North America; clients will benefit from worldwide acceptance and ability to access the industry’s top purchasing card and T&E card programs under one provider
•	Strategic acquisition to drive growth within the BMO Commercial Card Business in North America

•	Net receivables of almost US$1 billion

•	Adds US$7.8 billion in card transactions

•	Diners Club cards continue to be issued under the MasterCard acceptance brand

•	Includes Diners award-winning Club Rewards Program
TORONTO, November 24, 2009 — BMO Financial Group today announced that it has signed a definitive agreement to purchase the Diners Club North American franchise from Citigroup, a move that will immediately more than double BMO’s overall Corporate Card business.
The deal gives BMO exclusive rights to issue Diners Club cards to corporate and professional clients in the U.S. and Canada. Diners’ corporate Travel and Entertainment (T&E) expense card program enhances BMO’s own T&E offering in the market and complements the bank’s successful Purchasing Card (PCard) program. In total, the agreement represents net receivables of almost US$1 billion and approximately US$7.8 billion in card transactions.
“This acquisition will immediately enhance our competitive position by placing us among the top Commercial Card issuers in North America,” said Frank Techar, President and Chief Executive Officer, Personal and Commercial Banking, BMO Bank of Montreal.
He added, “We’ve consistently said that we will seize good opportunities that arise, accelerate growth in our business and improve customer loyalty. The Diners Club North American franchise brings new card members to our company, provides attractive additional options for our existing customers, and makes us an even more compelling choice in the market for prospective commercial customers in Canada and the United States.”
Mike Kitchen, Senior Vice-President, Personal & Commercial Banking, BMO Bank of Montreal, said, “Diners Club is recognized around the world as a premier card program for employee Travel & Entertainment expense cards. Acquiring the North American franchise offers the best of both worlds for BMO, combining the benefits of worldwide MasterCard acceptance and the strength of Diners’ capabilities and highly regarded rewards program.”

The deal also strengthens BMO’s global reach. “This acquisition allows BMO to partner with other Diners Club franchisees around the world to deliver a world-class Travel & Entertainment offering to our multi-national clients.”
Mr. Kitchen noted that businesses are increasingly looking for card providers who have strong offerings in both T&E and PCard markets. “Today, the industry is changing and some clients are demanding a single provider to fulfill their T&E and Purchasing needs. This acquisition gives BMO an even more formidable offering.” he said.
Kitchen noted that clients will also be reassured by BMO’s strong capital base and prudent management. “Our new clients will continue to benefit from doing business with a bank that is going to be there for them over the long term,” he said.
Included in the acquisition is:
•	The award winning Club Rewards program
•	designed for the frequent business traveler
•	features multiple airline and hotel partners
•	ability for customers to convert their Club Rewards points to airline partner points — something the frequent business traveler particularly appreciates
•	Club Rewards points can also be redeemed for high-end merchandise, travel, hotels, financial options and experiential rewards
•	Diners Club Professional Card
•	meets the needs of frequent business travelers and affluent consumers
Under the agreement, Citigroup will continue to provide support until the Diners Club business is fully integrated within BMO. As part of the acquisition, BMO will retain key resources responsible for product delivery, sales and customer service. “Our immediate focus will be to welcome our new customers and ensure they receive outstanding service,” said Mr. Kitchen.
The acquisition, which is subject to certain closing conditions including regulatory approval, is anticipated to close before March 31, 2010.
Caution Regarding Forward-Looking Statements
Certain statements in this press release are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbor’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of the Diners Club North American franchise, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.
By their nature, forward-looking statements require us to make various assumptions and are subject to inherent risks and uncertainties. We caution readers of this press release not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed acquisition does not close when expected or at all because required regulatory or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; that the terms of the proposed acquisition may need to be modified to satisfy such approvals or conditions; that the anticipated benefits from the proposed acquisition are not realized in the time frame anticipated or at all as a result of the loss of key customers, changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which the Diners Club North American franchise operates; judicial or regulatory proceedings; our ability to complete and integrate the proposed acquisition; and other factors discussed on pages 30 and 31 of Bank of Montreal’s 2008 Annual Report.
Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.
About BMO Financial Group
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through its wealth management firms BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. BMO also serves personal and commercial clients in the United States through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.
In their Best Banking Awards for 2009, global market research firm Synovate recognized BMO Bank of Montreal as showing the most improvement among the Big 5 banks by winning three awards, including the Branch Service Excellence award. And for the fourth consecutive year, our group was awarded the Global Quality Standards Platinum award from MasterCard Worldwide, an acknowledgement of superior performance in the key areas that affect customer experience when making a purchase.

For Media Enquiries
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873
Laurie Grant, Vancouver, laurie.grant@bmo.com, (604) 665-7596
For Investor Relations Enquiries
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com; http://www.bmospendandpayment.com/index.html

Deal Background
•	Diners Club represents a long-term strategic fit within BMO’s Commercial Card business
•	The Diners Club program extends the overall BMO offering to our clients with a robust global program and premier rewards
•	The Diners Club franchise is a growing profitable business
•	The Commercial Card business is one of the fastest growing segments in the Card industry.
•	Notwithstanding the slowdown in travel in 2009 both purchasing and travel and entertainment (T&E) cards have experienced continuous high single to low double digit industry growth.
•	Beginning in 2010 business travel is expected to rebound significantly by 2011 (2009 Corporate Travel Benchmark Survey, RPMG Research Corp.)
•	Sales and market growth are delivered mainly through a dedicated sales and client relationship management team along with an outbound calling and customer service desk
•	In aggregate — cardholders use Diners Club card and Diners Club Professional Card to spend more than US$7.8 billion annually.
•	More than 6,000 North American businesses and Nearly 250,000 cardholders, use Diners Club to manage their Travel and Entertainment (T&E) expenses.
•	In addition, more than 100,000 individuals in Canada and the U.S. carry the Diners Club Professional Card
Premium Segment Consumer Product
•	Premium segment products are coveted by executives and upscale travellers; the majority of cards are pay-in-full charge cards and do not have pre-set spending limits
•	Diners Club Card is a prestigious product offering rewards and exclusive benefits
•	The superior products and services offered drive loyalty
Strengthens BMO’s Global Reach
•	Well-recognized global brand and network
•	Enhances BMO’s ability to service multinational customers with a robust global corporate card program
Complementary Synergies
•	Alignment to BMO’s Commercial Payment Strategy
•	Gives BMO the rights to the Diners Club brand in North America.
•	Provides BMO with a recognized premium brand in the Corporate Travel & Entertainment space, enhancing the bank’s T&E capabilities and offering.
•	Complements BMO’s Purchasing Card program which is recognized as one of the best in the industry.
•	Gives BMO Spend & Payment Solutions a highly regarded corporate card rewards program which it did not have before

Loyalty Program (Club Rewards)
The Club Rewards program is designed for the frequent business traveller. It provides corporations with a choice of an additional benefit for employees who travel frequently and who choose to participate.
•	Club Rewards is an award-winning, robust rewards program with multiple airline, hotel and travel partners.
•	Club Rewards points can be converted to a large number of airline frequent flyer points — frequent business travelers particularly appreciate the points convertibility
•	Additionally, Club Rewards points can be redeemed directly for travel, hotels, high-end merchandise, financial options and experiential rewards